March 21, 2025

Amy A. Campbell
Chief Financial Officer
REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, WI 53005

       Re: REV Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2024
           Form 8-K furnished December 11, 2024
           Response letter dated March 17, 2025
           File No. 001-37999
Dear Amy A. Campbell:

       We have reviewed your March 17, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March 3,
2025 letter.

Form 10-K for the Fiscal Year ended October 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Adjusted EBITDA and Adjusted Net Income, page 43

1. We note your response to prior comment 2 and are considering your response. Please explain to us in more detail the nature and amount of all types of costs included in the
       "restructuring related charges" adjustment for fiscal years 2023 and 2022, including why you do not believe the adjustments represent normal operating costs as considered in Question 100.01 of the Compliance and Disclosure Interpretations for
       Non-GAAP Financial Measures.
 March 21, 2025
Page 2

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing